

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2023

Kevin Cox
Chief Executive Officer
Energys Group Limited
Franklyn House, Daux Road
Billingshurst, West Sussex
RH149SJ
United Kingdom

> **Re: Energys Group Limited**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form F-1**
> **Submitted October 11, 2023**
> **CIK No. 0001971828**

Dear Kevin Cox:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form F-1 submitted October 11, 2023

Risk Factors, page 11

1. As previously requested in comment 3, please clearly disclose throughout the prospectus that the legal and operational risks associated with operating in China also apply to operations in Hong Kong, and remove disclosure that is inconsistent with this statement, such as in the risk factors on page 28 regarding the enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region and the limitations on legal protections in Hong Kong.

Bank Borrowings, page 43

2.   We acknowledge your response to comment 6. Please revise your disclosure to clarify, as applicable, (i) that the shareholder guarantor of your credit facilities is Tom Ko Yuen Lau and (ii) the relationship of that shareholder guarantor to your company, since we note that he is currently described in your prospectus as a former shareholder of Sky Shadow Limited. Please also revise to describe any conflicts of interest arising from these guarantees.

3.   Please clearly disclose the current interest rate as of the most recent date for the loans discussed in this section, for those loans where you have not disclosed a fixed rate but instead refer to the applicable current rate, a percentage added to prime, etc. Please also disclose the duration of the DBS Bank Banking Facility, the Standard Chartered Bank (Hong Kong) Limited loan, the China Citic Bank International Limited Facility Letter, and the GAI Facility.

4.   The Standard Chartered Bank (Hong Kong) Limited loan facility filed as Exhibit 10.15 and your accompanying disclosure on page 45 of your prospectus is missing the material terms of the agreement (*e.g.*, loan amount, maturity). Similarly, the 8% Promissory Notes filed as Exhibit 4.2 are missing their material terms as they have been filed as a "form of" promissory note. Please provide the executed versions of these agreements and ensure your prospectus disclosure provides a description of their material terms.

Index to Consolidated Financial Statements, page F-1

5.   Please update your financial statements and corresponding financial information throughout the filing to comply with Item 8.A.4 of Form 20-F pursuant to the requirements outlined within Item 4 of Form F-1.

        Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Celia Velletri